[redacted]

15027350

SECUR ... SION

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 21 2015
WASH, DC
201

8/24

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42879

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/14 AND ENDING 06/30/15
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: North Ridge Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1895 Walt Whitman Road
(No. and Street)

Melville NY 11747
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Daniel R. Levy (631)420-4242
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kalmus, Siegel, Harris & Goldfarb, CPAs, LLP
(Name – *if individual, state last, first, middle name*)

585 Stewart Ave., Ste 550, Garden City, NY 11530
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel R. Levy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of North Ridge Securities Corp., as of June 30, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

MAUREEN A. BYRNE
Notary Public, State of New York
No. 01BY6066856
Qualified in Suffolk County
Term Expires 11/26/2017

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KALMUS, SIEGEL, HARRIS & GOLDFARB, CPAs, LLP

585 Stewart Avenue
Suite 550
Garden City, New York 11530
(516) 227-2525
Fax (516) 227-2548

Members:
American Institute of Certified Public Accountants
N.Y. State Society of Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
North Ridge Securities Corp.
Melville, New York 11747

We have audited the accompanying statement of financial condition of North Ridge Securities Corp. (the Company) as of June 30, 2015. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Because we were not engaged to audit the statement of income, changes in stockholders' equity, and cash flows, we did not extend our auditing procedures to enable us to express an opinion on results of operations and cash flows for the year ended June 30, 2015. Accordingly, we express no opinion on them.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of North Ridge Securities Corp., as of June 30, 2015, in conformity with accounting principles generally accepted in the United States.

Kalmus, Siegel, Harris & Goldfarb, CPAs, LLP

Kalmus, Siegel, Harris & Goldfarb, CPAs, LLP
Garden City, New York
August 10, 2015

NORTH RIDGE SECURITIES CORP.
STATEMENT OF FINANCIAL CONDITION
June 30, 2015

ASSETS

Cash and cash equivalents (Note 2)	$	731,801
Due from clearing firm		25,000
Commissions receivable (Note 5)		2,245,512
Prepaid income taxes		2,355
		3,004,668

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Accounts payable, accrued expenses and other liabilities		2,164,164
Due to affiliate (Note 8)		249,000
		2,413,164

STOCKHOLDERS' EQUITY

Common stock, no par value, 300 shares authorized, 250 shares issued and outstanding		10,000
Retained earnings		581,504
		591,504
	$	3,004,668

The accompanying notes are an
integral part of these financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

North Ridge Securities Corp. ("The Company"), founded in 1990, is a fully disclosed broker-dealer registered with the Securities and Exchange Commission (SEC) and is a registered and licensed by The Financial Industry Regulatory Authority (FINRA) and the Securities Investors Protection Corp. (SIPC). The company is a New York Corporation and operates from its office located in Melville, New York.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements are presented on an accrual basis. Income is recognized when earned. The costs and expenses attributable to earning such income are reflected in the results of operations concurrently. All of the Company's assets and liabilities are carried at either fair value or amounts which approximate fair value.

Uncertain Tax Position

The Company adopted the provisions of the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification No. 740 ("ASC 740") Subtopic 05 Accounting for Uncertainty in Income Taxes. As a result of the implementation, the Company was not required to recognize any amounts from uncertain tax positions.

The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing; consequently, the respective tax returns for years prior to June 30, 2012 are no longer subject to examination by tax authorities.

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

Commissions

Commission income and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Cash and Cash Equivalents

Cash and cash equivalents for purposes of reporting cash flows includes cash on hand and highly liquid investments with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 in its initial year and 15 to 1 in subsequent years. As of June 30, 2015 the minimum net capital requirement was defined as the greater of $5,000 or 6-2/3% of the aggregate indebtedness.

At June 30, 2015, the Company had net capital of $275,890 which was $114,932 in excess of its required net capital of $160,958. The Company's net capital ratio was 8.75 to 1.

NOTE 4 - INCOME TAXES

The income tax provision at June 30, 2015 consists of the following:

Federal	$ 3,024
State and local	4,180
	$ 7,204

NOTE 5 - RECEIVABLE FROM BROKER-DEALERS AND MUTUAL FUND COMPANIES

	Receivable
Fees and Commissions Receivable at June 30, 2015	$ 2,245,512

NOTE 6 - COMMITMENTS AND CONTINGENCIES

The Company's office space and office equipment leases are obligations of its related company (North Shore Capital Management Corp.) and as such it has no commitment as of June 30, 2015. The company did however pay rents in the amount of $181,766 on its premises and $11,615 on equipment leases in the fiscal year ended June 30, 2015.

NOTE 7 - CONCENTRATIONS OF CREDIT RISK

The Company and its subsidiaries are engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, financial instruments which potentially subject the Company to significant concentrations of credit risk consist principally of cash and money market funds. The Company maintains accounts with various financial institutions. The Company's policy is designed to minimize exposure to any one institution. The bank balances in the cash operating account exceeded FDIC insurance limits consistently during the fiscal year ending June 30, 2015. At June 30, 2015 the bank balance of $753,981 exceeded FDIC limits by $503,981.

NOTE 8 - RELATED PARTY TRANSACTIONS

North Shore Capital Management Corp. (NSCMC) performs some services for North Ridge Securities Corp. North Ridge Securities Corp. paid $2,126,000 for these services for the year ended June 30, 2015. As of June 30, 2015, $249,000 was recorded as the amount due to NSCMC. This amount was paid in full to NSCMC during July 2015.